June 10, 2020

Re:Xenon Pharmaceuticals Inc. (the “Company”)

Registration Statement on Form S-3

Registration Statement No. 333-238896

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Courtney Lindsay

Dear Mr. Lindsay:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. ET on June 12, 2020 or as soon thereafter as is practicable.

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Sincerely,

XENON PHARMACEUTICALS INC.

By:	/s/ Ian Mortimer
Ian Mortimer
President and Chief Financial Officer